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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                CORPFIN.COM, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   21986Y 10 9
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                                 (CUSIP Number)

                                February 6, 2003
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 21986Y 10 9
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Cache Capital (USA) L.P.

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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)

                 (b)

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              3. SEC Use Only

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              4. Citizenship or Place of Organization:       Delaware

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Number of         5. Sole Voting Power: 2,772,796
Shares
Beneficially
Owned by          ------------------------------------------------------
Each              6. Shared Voting Power: 0
Reporting
Person With
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                  7. Sole Dispositive Power: 2,772,796


                  -----------------------------------------------------
                  8. Shared Dispositive Power: 0

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               9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                    Cache Capital (USA) L.P. owns 1,958,400 shares of common stock, 15 shares of Series A preferred stock convertible into 714,396 shares of common stock and 100 shares of Series C preferred stock convertible into 100,000 shares of common stock.

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               10.  Check if the Aggregate Amount in Row (9) Excludes Certain
                    Shares (See Instructions)

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               11.  Percent of Class Represented by Amount in Row (9) 12.7%

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               12.  Type of Reporting Person (See Instructions) PN

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Item 1.
          (a)  Name of Issuer

               Corpfin.com, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               3353 Peachtree Road, Suite 942, Atlanta, Georgia 30326

Item 2.
          (a)  Name of Person Filing

               Cache Capital (USA) L.P.

          (b)  Address of Principal Business Office or, if none, Residence

               3343 Peachtree Road, Suite 500, Atlanta, Georgia 30326

          (c)  Citizenship

               Delaware

          (d)  Title of Class of Securities

               Common Stock, par value $0.001 per share

          (e)  CUSIP Number

               21986Y 10 9

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8). (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

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          (g)  [ ] A parent holding company or control person in accordance with
               ss. 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Cache Capital (USA) L.P. owns 1,958,400 shares of common stock, 15 shares of Series A preferred stock convertible into 714,396 shares of common stock and 100 shares of Series C preferred stock convertible into 100,000 shares of common stock.


          (b)  Percent of class:

               12.7%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 2,772,796

               (ii) Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                    2,772,796

               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

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Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 18, 2003

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Date
         /s/      Joseph C. Canouse

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Signature
         Joseph C. Canouse, President, J.P. Carey Asset Management, LLC as General Partner of Cache Capital (USA) L.P.

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Name/Title

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